UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GAMING PARTNERS INTERNATIONAL CORPORATION

NEVADA	0-23588	88-0310433
(State or other jurisdiction Of incorporation or organization)	(Commission File #)	(IRS Employer ID No)

3945 W CHEYENNE, SUITE 208, NORTH LAS VEGAS, NV	89032
(Address of principal executive offices)	(Zip Code)

Alex Thieffry, Executive Vice President of Finance, 702-598-2402
(Name and telephone number, including area code, of the person to contact about this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD has been prepared by GAMING PARTNERS INTERNATIONAL CORPORATION (“GPIC,” the “Company,” “we,” “us,” or “our”). GPIC has filed a Conflict Minerals Inquiry (“Report”) with the Securities and Exchange Commission. A copy of our Report is provided as Exhibit 1.01 to this Form SD which is also publicly available on our website at www.gpigaming.com. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibits

The Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Inquiry as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 24, 2017	GAMING PARTNERS INTERNATIONAL CORPORATION
(Registrant)

	By:	/s/ Alex Thieffry
Alex Thieffy, Executive Vice President of Finance